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                             April 16, 2021

       Michael Klein
       Chief Executive Officer
       Churchill Capital Corp IV
       640 Fifth Avenue, 12th Floor
       New York, NY, 10019

                                                        Re: Churchill Capital
Corp IV
                                                            Registration
Statement on Form S-4
                                                            Filed March 22,
2021
                                                            File No. 333-254543

       Dear Mr. Klein:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed March 22, 2021

       Summary of the Material Terms of the Transctions, page 6

   1. We note your disclosure on page 41 that Ayar will hold a majority of the voting stock of
                                                        Lucid Group upon the
completion of the transactions. Please revise your disclosure in this section to include the
fact that Lucid will be a controlled company, provide the post-
                                                        transaction ownership
percentage of Ayar, and disclose its ability to appoint five of the nine directors to the
Lucid board.
       Questions and Answers About The Proposals
       What equity stake will current Churchill stockholders and Lucid shareholders hold in Lucid
       Group immediately after...the Transactions?, page 12

   2. We note from your disclosures here and elsewhere in the filing that upon completion of
 Michael Klein
Churchill Capital Corp IV
April 16, 2021
Page 2
         the transactions you anticipate Lucid shareholders are expected to own 73.5% of the issued and outstanding Lucid Group Common Stock. According the table at the bottom of page 12 Lucid shareholders will have 1,177,023,655 on a pro forma combined basis.
         Please tell us how you determined the pro forma number of shares that will be issued to
         Lucid shareholder and provide your calculation as part of your response.
Summary of the Proxy Statement Prospectus, page 19

3. We note from your disclosures contained herein and elsewhere in the document you state that according to the terms of the Merger Agreement, the aggregate consideration to be paid to Lucid shareholders and holders of vested options to purchase Lucid Common shares will be equal to (a) $11,750,000,000 plus (b) (i) all cash and cash equivalents of
         Lucid and its subsidiaries less (ii) all indebtedness for borrowed money of Lucid and its subsidiaries and the consideration to Lucid shareholders will be paid entirely in shares of
         Churchill   s Class A common stock, in an amount equal to $10.00 per
share. Please revise
         to clarify in this section here and elsewhere in the document that each share of Lucid
         Common Share issued and outstanding immediately prior to the closing will be automatically surrendered and exchanged for the right to receive a number of shares of Churchill Class A Common Stock equal to the Exchange Ratio based on equity value of the company.
Interests of Certain Persons, page 37

4. Please quantify the amount of reimbursement to which your affiliates are entitled. In addition, add the PIPE investment to this discussion.
Comparative Per Share Information, page 51

5. Refer to the table disclosure of book value per share. Please provide us with your calculations in arriving at each of the historical and pro forma combined book value per share amounts. In addition, please expand footnote (2) to the table to define your permanent equity of each of Churchill and Lucid, and what classes of common and/or preferred stock is included in both the numerator and denominator. For instance, it is unclear if Churchill's book value per share is inclusive entirely of Class A common shares outstanding; if so, please state. For Lucid's common stock outstanding, please state if this is inclusive of the issued and outstanding common stock, along with the Conversion of all preferred shares as described in the carryover paragraph at the top of page 21.
Risk Factors, page 54
FirstName LastNameMichael Klein
6. If the tax consequences of the redemption are uncertain or unclear and present material
Comapany
       risksNameChurchill
             to investors, as Capital Corp
                              indicated    IV disclosure beginning on page 158,
please revise to
                                        by your
       discuss
April 16, 2021 those
                Page 2risks here.
FirstName LastName
 Michael Klein
FirstName   LastNameMichael Klein
Churchill Capital Corp IV
Comapany
April       NameChurchill Capital Corp IV
       16, 2021
April 316, 2021 Page 3
Page
FirstName LastName
Activities taken by existing Churchill stockholders, page 96

7. Please revise to clarify whether any of the transactions or arrangements mentioned here have actually occurred or planned to occur.
Background of the Transactions, page 129

8. Please clarify how you determined the enterprise value in the January 14, 2021 proposal, given that your disclosure indicates due diligence only began on January 13. Please also describe the reasons for the increased proposed purchase price in the January 21, 2021 proposal. For example, clarify what specifically about the "on-site visits" and "advice of
         [your] advisors" caused you to submit the revised proposal?
Certain Forecasted Financial Information for Lucid, page 139

9. Please describe specifically the "assumptions and estimates" used in generating the projected financial information, such as the "certain business strategies" referenced on page 140, as well as any other material factors. Explain how these assumptions and estimates relate to financial forecasts in the disclosure, including the figures presented in the table, such as volume and revenue.
Proposal No. 1 - The Business Combination Proposal
Certain Forecasted Financial Information for Lucid, page 139

10.      Please revise your table table on page 140 to include net income
(loss) and/or earnings
         (loss) per share. It is generally not appropriate to present sales or revenue projections without a measure of income. We refer you to the guidance outlined in
Item 10(b)(2) of
         Regulation S-K.
Selected Precedent SPAC Business Combination Transactions Analysis, page 150

11. Please discuss whether the financial advisor considered the "premium values" assigned to companies associated with the adoption of electric vehicles, as mentioned on page 136, in conducting this analysis.
Material U.S. Federal Income Tax Consequences of the Merger to Lucid Shareholders, page 161

12. Please have counsel file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K.
         Please revise your prospectus disclosure to provide a firm conclusion regarding treatment of the transaction under Section 368(a) and revise language stating that it is "intended that" certain material tax consequences will apply. Revise to state that this section constitutes counsel's opinion. Refer to Section III of Staff Legal Bulletin No. 19 for
         guidance.
Market opportunity, page 191

13. Please revise to clarify why you believe no other electric vehicle maker has addressed the
 Michael Klein
Churchill Capital Corp IV
April 16, 2021
Page 4
         "true luxury" market, how you define that market and what distinguishes it from other markets. Please also clarify how Lucid's product will address that market, while other electric vehicles have not done so.
Unaudited Pro Forma Condensed Combined Financial Information
Description of Transactions, page 225

14. Please revise your disclosures to include how you arrived at an estimated 1,177,023,655 shares of Lucid Group Common Stock that will be immediately issued and outstanding as of the closing of the transaction. You may consider a table to show Lucid shares that were used to calculate the estimated shares before the exchange ratio. Notes to Unaudited Pro Forma Combined Condensed Financial Information
3. Net Loss per Share, page 234

15. Please revise to disclose how you calculated the weighted average shares of outstanding common stock of 860,938,036 attributed to Lucid shareholders presented in the table.
Management's Discussion and Analysis
Liquidity and Capital Resources, page 241

16. We note from disclosures provided elsewhere in the document that you plan to make significant investments in capital expenditures to build and expand your manufacturing, sale and service facilities, hire a commercial sales team, and continue to invest in research and development. We also note you expect your capital expenditures to increase each year through 2023 as you continue to phased construction of your AMP-1 and LPM-1 facilities and international expansion. In this regard, please revise your liquidity and capital resources section to discuss any material commitments for capital expenditures as of the end of the latest fiscal period, the general purpose of any commitments and the anticipated sources of funds to fulfill such commitments in accordance with Item 303(a)(2) of
         Regulation S-K.
Report of Independent Registered Public Accounting Firm, page F-2

17. Refer to the second paragraph within the Basis for opinion section. Please revise the first sentence to state you conducted your audits in accordance with the standards of the
FirstName LastNameMichael Klein
       PCAOB and in accordance with auditing standards generally accepted in the United States
Comapany   NameChurchill
       of America.           Capitalthe
                     In this regard Corp IV reference should refer to standards, rather than
                                        PCAOB
       auditing
April 16,       standards.
          2021 Page   4
FirstName LastName
 Michael Klein
FirstName   LastNameMichael Klein
Churchill Capital Corp IV
Comapany
April       NameChurchill Capital Corp IV
       16, 2021
April 516, 2021 Page 5
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Beverly Singleton at (202) 551-3328 or Jean Yu at (202) 551-3305 if
you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Erin Purnell at (202) 551-3454 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Michael Aiello